UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of December 2007

000-50109
(Commission File Number)

AMS HOMECARE INC.

(Registrant's Name)

1360 Cliveden Avenue - Delta, BC V3M 6K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F

☐ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule?12g3-2(b) under the Securities Exchange Act of 1934.

☐ Yes

☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule12g3-2(b): 82-

1360 Cliveden Ave Delta, BC V3M 6K2 Canada

FOR IMMEDIATE RELEASE

AMS Homecare Inc Sues Eclipse Medical, Solaris Pharmaceuticals, Ex-Director, and Ex-Employees

Vancouver, B.C. January 02, 2008 - AMS Homecare Inc. (pink sheets: AHCKF), a provider of mobility products, durable medical products and patient monitoring technology to the aging North American population provides the following corporate update.

The company issued a news release and provided a corporate update last week on December 28, 2007 and advised on matters relating to Eclipse Medical. To update further, on December 24, 2007 the company also filed a Writ of Summons taking action against 6833110 Canada Inc. d.b.a Eclipse Medical, Solaris Pharmaceuticals Inc, Mr. Amarjit Mann, Mr. Sukhwinder Grewal all residing in Surrey, B.C.  and also Mr. Kelly Langlois, Ms. Debbie Gorst, Mr. Daryl Hixt and Mr. Vitaly Korotov.

AMS Homecare Inc alleges that the Defendant, 6833110 (Eclipse Medical) is a corporation, whose directing mind and will and financier is Mr. Amarjit Mann along with Mr. Sukwinder Grewal, Chartered Accountant, and CFO of Solaris Pharmaceuticals Inc (d.b.a  Medisave and/or Candrug) and owner of 6833110 (Eclipse Medical) all conspired with the other Defendants to usurp the business opportunities of AMS Homecare Inc. and interfere with contractual relations.

The Defendant, Mr. Amarjit Mann (“Mann”) is a former director of the Plaintiff, AMS Homecare Inc (“AMS”) and as such had all the duties of a director including fiduciary duty and statutory duties.  Mann breached his duties to AMS by disclosing confidential information regarding AMS business, conspiring with the Defendant Mr. Sukhwinder Grewal and 6833110 Canada Inc to compete with, harm and ultimately usurp the business of AMS.

Further, Mann interfered with AMS contractual relations with customers, dealers, and manufacturers.  AMS claim against Mann is for damages for breach of his common law, fiduciary and statutory duty, interference with contractual relations, appropriation of business opportunities and conspiracy.

The Defendant, Mr. Sukhwinder Grewal a Chartered Accountant and officer and director of 6833110 Canada Inc and an officer of Solar Pharmaceuticals Inc, who at all material times knew of the Defendant Mann’s duties to AMS and acted at the request of Mann to carry out his instructions and directions in operating 6833110 Canada Inc in order to disguise Mann’s role and beneficial interest in 6833110 Canada Inc. with a view to usurping the business of AMS.  The Plaintiff’s claim against Grewal is for interference with contractual relations and conspiracy.

Mr. Kelly Langlois, Ms. Debbie Gorst, Mr. Daryl Hixt and Mr. Vitaly Korotov   (The Employee Defendants”) are all former employees of AMS who, pursuant to written employment agreements, agreed to keep the business of AMS confidential and agreed not to compete with AMS for a period of two years after the date of their employment with AMS ended.  Each of the Employee Defendants is in breach of their contractual duties and their post employment duties.  At all material times, the Employee Defendants knew that Mann was a former director of AMS and was, contrary to his duties to AMS, attempting to usurp the business of AMS and taking steps both to damage AMS’s business and to appropriate its business opportunites.  AMS’ claim against each of the Employee Defendants is for breach of contract and conspiracy.

AMS’ claim against all of the defendants is for damages, an interim and permanent injunction and for costs.  AMS CEO and President Mr. Harj Gill states, “this action was taken to protect the shareholders and to attempt to recover tens of millions of dollars in damages the company has incurred.”

Mr. Georges Sourisseau, of Taylor Sourisseau Tatchell in Vancouver, B.C. has prepared and filed the lawsuit.  The company will be issuing further news regarding other company matters over the next week.

About AMS Homecare

Founded in 1989, AMS Homecare Inc. is a purveyor of mobility equipment; durable, medical products, and patient monitoring technology.  AMS is a USA retailer with its own pharmacy/durable equipment store (http://www.65plusstore.com).  With a base of 300-plus dealer customers in Canada, the company is attempting to move forward and strengthen its foundation, building an organization capable of serving the needs of the aging populations in Canada and the United States. More information is available at (http://www.amshomecare.com).

For further information contact:

AMS Homecare Inc:

Mr. Harj Gill

CEO, PRESIDENT

604-273-5173 ext 112

ir@amshomecare.com

Safe Harbor Statement: Statements contained in this fact sheet relating to AMS Homecare that are not historical facts are “forward-looking” under the Private Securities Litigation Reform Act. Forward-looking statements are subject to risks and uncertainties.  Investors should refer to the Full and Complete Safe Harbour Statement disclosed on the company website (http://www.amshomecare.com)

Exhibits

None

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 2, 2008	By:	/s/ Harj Gill
Harj Gill Chief Executive Officer